David S. Hall 6114 LaSalle Avenue, #441 Oakland, CA 94611

February 11, 2021

Eric Singer

323 Sunny Isles Blvd, Suite 700

Sunny Isles Beach, Florida 33160

Dear Mr. Singer:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of David S. Hall (“Hall”) for election as a director of Velodyne Lidar, Inc. (the “Company”) at the Company’s 2021 annual meeting of stockholders including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

In consideration of your agreement to be named and serve as a nominee of Hall for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you $100,000 in cash upon Hall submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made within three (3) business days after you have been nominated).

In addition, to the extent the one-time initial grant of equity compensation paid to non-employee directors upon their election to the Company’s Board of Directors does not equal 25,000 shares of the Company’s common stock (the “Initial Grant”), Hall shall deliver to you immediately prior to your appointment as a director, such number of shares that, when added to the number of shares granted by the Company to its non-employee directors as an Initial Grant, equals 25,000 shares.

The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company’s appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) Hall’s withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of California, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the State of California and United States courts located in Santa Clara County, California for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which, taken together, shall constitute one and the same instrument.

Very truly yours,

/s/ David S. Hall
David S. Hall

ACCEPTED AND AGREED:

/s/ Eric Singer
Eric Singer